

June 11, 2015

Lawrence J. Salva
Executive Vice President, Chief Accounting Officer and Controller
Comcast Corporation
One Comcast Center
Philadelphia, PA 19103-2838

      Re: Comcast Corporation
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed February 27, 2015
               File No. 001-32871

Dear Mr. Salva:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Larry Spirgel

                         Larry Spirgel
                         Assistant Director